Emerald Health Therapeutics Closes Shares for Debt Transaction

VANCOUVER, British Columbia, September 16, 2020 -- Emerald Health Therapeutics, Inc. (the "Company") (TSXV:EMH; OTCQX:EMHTF) has closed its previously announced shares for debt financing. Further to its news release dated August 21, 2020, the Company has settled $625,000 of debt (the "Debt") payable to the holders (the "Holders") of convertible debentures of the Company issued on September 10, 2019 (the "Convertible Debentures"). The Debt represents accrued interest on the Convertible Debentures to June 30, 2020. The Debt was settled in exchange for the issuance of 3,571,428 common shares of the Company (the "Debt Shares") to the Holders at a deemed value of $0.175 per Debt Share. All Debt Shares are subject to a statutory hold period of four months plus a day from the date hereof in accordance with applicable securities legislation.

Annual General and Special Meeting

Pursuant to the provisions of the Business Corporation Act (British Columbia), the Company was required to hold an annual general meeting of its shareholders on or before September 20, 2020. However, the British Columbia Registrar of Companies has granted the Company an extension to hold its annual general meeting. Further to the news release dated September 8, 2020, the Company will hold an annual general and special meeting (the "Meeting") on October 29, 2020. Further details regarding the Meeting will be included in the Company's information circular, which is expected to be mailed to shareholders in late September 2020.

This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald's operating assets are designed to uniquely serve the Canadian marketplace and targeted international opportunities.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the completion of the Company's interest in each of Verdélite Sciences, Inc., Verdélite Property Holdings Inc. and Pure Sunfarms Corp.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of regulatory and stock exchange approvals; regulatory approvals; failure to obtain necessary financing; regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.